Contact

www.linkedin.com/in/angela-patin-ba643548 (LinkedIn)

Top Skills

Business Administration
Human Resources (HR)
Leadership

Angela Patin

Vatom Corporation
Santa Clarita, California, United States

Experience

Vatom Corporation

VP, Human Resources and Administrative Operations
October 2019 - Present (5 years 2 months)
Venice, California

vAtomic Systems, Inc.

VP, Human Resources and Administration
October 2015 - September 2019 (4 years)
Santa Monica

ServiceMesh

Director, Human Resources
January 2008 - 2015 (7 years)
California

SOA Software AB

Director, Human Resources
January 2001 - November 2006 (5 years 11 months)
Los Angeles

Digital Evolution

General Manager Human Resources
1996 - 2001 (5 years)
Los Angeles

Daniel, Mann, Johnson and Mendenhall

Human Resources Generalist
1994 - 1996 (2 years)
Los Angeles

Education

University of Redlands

BS Business Administration · (1993 - 1997)